December 20, 2007 Ms. Ellie Quarles Special Counsel Division of Corporation Finance Mail Stop 3561 U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	FPL Group, Inc. (FPL Group) Definitive 14A Filed April 6, 2007 File No. 1-08841

Dear Ms. Quarles:

We hereby submit our response to the comments set forth in your letter dated December 6, 2007, with respect to your review of the executive compensation and related disclosures contained in the above-referenced definitive proxy statement (the Proxy Statement).

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by FPL Group's responses.

Table 3: Outstanding Equity Awards at Fiscal Year-End, page 59

1.

We note your response to comment 9 in our letter dated August 21, 2007. Please specify the vesting dates by month, day and year. In footnote (1), for example, it is unclear what the grant date was for the option awards so it is difficult to determine the vesting schedule for each grant.

Company Response:  Future disclosure will be revised to indicate those grants which are fully-vested at fiscal year-end and to state the month, day and year of vesting for those grants which are not fully vested at fiscal year end.

Potential Payments upon Termination or Change in Control, page 68

2.

We note your response to comment 12 in our letter dated August 21, 2007. Please revise your response to include an undertaking to provide additional information about the determination of the appropriate payment and benefit levels, which should include disclosure regarding the prior negotiation of these agreements as you have discussed in your response.

Company Response:  Future disclosure will be revised to add additional information about the determination of appropriate payment and benefit levels (at the time those determinations were made), including disclosure of the fact that, at the times that agreements were executed, the payment and benefit levels were either negotiated with the relevant named executive officer or consistent with similar existing agreements.

If you would like to discuss the Company's responses to the Staff's comments or any other matters, please contact FPL Group's General Counsel, Edward F. Tancer, at (561) 691-7087.

Sincerely, LEWIS HAY, III

Lewis Hay, III Chairman and Chief Executive Officer